JONATHAN M. MCGEE *	5635 N. SCOTTSDALE ROAD, SUITE 170	TELEPHONE: (480) 729-6208
	SCOTTSDALE, ARIZONA 85250	FACSIMILE: (480) 729-6209
	WWW.MCGEELAWAZ.COM	JMM@MCGEELAWAZ.COM

July 22, 2015

Erin Purnell

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation; Form 10
Filed June 11, 2015 File No. 000-55256

Dear Erin:

After discussions with my client, we respectfully request an extension of time for Kibush Capital to respond to your Comment Letter dated July 8, 2015. We believe an additional 10 days should be sufficient to address the SEC's comments and file an amended Form 10.

Please contact me if you have any further questions. Thank you for your anticipated courtesy and cooperation.

Kindest Regards,

MCGEE LAW FIRM, LLC

By: /s/ Jonathan M. McGee

JONATHAN M. McGEE, ESQ

*LICENSED TO PRACTICE LAW IN ARIZONA, CALIFORNIA AND NEVADA.